SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.


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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Ltd Announces That it has Been Notified of a Proposed Class Action Lawsuit With Respect to its International Calling Cards dated April 17, 2008.

                                                                          ITEM 1

Press Release                              Source: 012 Smile.communications Ltd.

012 Smile.Communications Ltd Announces That it has Been Notified of a Proposed Class Action Lawsuit With Respect to its International Calling Cards

Thursday April 17, 1:18 pm ET

PETACH TIKVA, Israel, April 17 /PRNewswire-FirstCall/ -- 012
Smile.Communications (NASDAQ: SMLC - News; TASE: SMLC), a growth-oriented provider of communication services in Israel, today announced that it received a monetary claim, and an application for permission to file it as a class action lawsuit against the company, as well as two other international telephony companies, Bezeq International Ltd. and Netvision 013 Barak Ltd, in the Tel-Aviv District Court.

The claim was filed by seven citizens of The Philippines that are employed in Israel, who claim to have used the international calling cards of 012 Smile.Communications, Bezeq International Ltd. and Netvision 013 Barak Ltd, to call abroad.

The purported plaintiffs claim that the calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards. They also allege that the three international telephony companies deduct the time spent when unsuccessfully attempting to call someone from the card, calculate and collect payment not by units of round minutes as indicated, provide misleading information about the number of "units" on the card and together formed a cartel that arranged and raised the prices of calling cards.

The purported plaintiffs seek court permission to file the claim as a class action lawsuit by virtue of Israel's Class Actions Law, on behalf of groups of people that include anyone who purchased calling cards distributed by one of three international telephony companies for use in calls to The Philippines, during the seven year period prior to filing the claim or during the proceedings themselves. The purported plaintiffs claim that the damages caused to all members of the purported class total approximately 400 million shekels, of which, they estimate that approximately 80 million shekels of damages were attributable to the company's calling cards. The purported plaintiffs also claim damages of approximately 9 million shekels as a result of the alleged actions by the three international telephony companies, 012 Smile.Communications Bezeq International Ltd. and Netvision 013 Barak Ltd as a cartel.

The company has not had an opportunity to review the claims with its counsel and is unable to provide any comments at this time.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.



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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:
    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                   (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  April 17, 2008